Exhibit 10.6

FIFTH AMENDMENT TO CREDIT AGREEMENT AND WAIVER

THIS FIFTH AMENDMENT TO CREDIT AGREEMENT AND WAIVER ("Fifth Amendment") is executed September 30, 2004, effective as of August 28, 2004 ("Effective Date"), by and between U.S. PREMIUM BEEF, LLC, a limited liability company formed under the laws of the State of Delaware (successor, by merger, to U.S. Premium Beef, Ltd.), ("Borrower"), whose mailing address is 12200 North Ambassador Drive, Suite 501, Kansas City, Missouri 64163, and COBANK, ACB ("CoBank"), as agent for the benefit of the Syndication Parties (in that capacity, "Agent"), whose mailing address is 5500 South Quebec Street, Greenwood Village, Colorado 80111.

RECITALS

                A.            CoBank, as Agent and as a Syndication Party (collectively, the present and future Syndication Parties shall be referred to herein as the "Syndication Parties" and, each, a "Syndication Party") and Borrower's predecessor, U.S. Premium Beef, Ltd. ("Original Borrower Entity"), entered into that certain Credit Agreement (Term Loan) dated as of November 25, 1997, as amended by that certain First Amendment to Credit Agreement (Term Loan) dated effective as of March 21, 2000, as amended by that certain Second Amendment to Credit Agreement (Term Loan) dated effective as of August 24, 2001, as amended by that certain Third Amendment to Credit Agreement dated effective as of August 29, 2002, and as amended by that certain Fourth Amendment to Credit Agreement dated effective as of August 6, 2003 (as so amended and as further amended, modified, supplemented, restated or replaced from time to time, the "Credit Agreement") pursuant to which the Syndication Parties agreed to make a term loan to Original Borrower Entity under the terms and conditions set forth in the Credit Agreement.

                B.            Borrower has requested that the Syndication Parties (1) amend the Credit Agreement to, among other things, extend the Maturity Date, revise the cash collateralization requirement, and permit Original Borrower Entity to become a limited liability company, and (2) waive certain defaults, which the Syndication Parties are willing to do under the terms and conditions as set forth in this Fifth Amendment.

AGREEMENT

                NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, including the mutual promises and agreements contained herein, the parties hereto hereby agree as follows:

1.             Amendments to Credit Agreement.  The Credit Agreement is amended as of the Effective Date as follows:

1.1          The following Sections of Article I are amended in their entirety to read as follows:

Exhibit 10.6

1.26        Debt Service Coverage Ratio:  for any consecutive four Fiscal Quarters (a) net income, (i) plus depreciation and amortization, (ii) plus the amount of all Unit Retains, (iii) plus cash distributions received from affiliates, (iv) plus the non-cash impact of the Swap Agreement on Borrower's income statement, to the extent used in determining net income, and (v) less (A) the following, as permitted under Section 13.11 hereof: retirements of equity (in the form of Unit Retains and the return of the non-cash portion of patronage distributions), cash patronage distributions, and tax distributions, and (B) earnings from affiliates, (b) divided by the total scheduled principal payments made on all Debt during such period; provided that for the purposes of calculating the Debt Service Coverage Ratio, the amount of the principal payment due on January 1, 2005, shall be deemed to be $264,084.00 for all periods commencing on the day after the last day of Borrower's Fiscal Quarter which ends in February of 2004 and continuing through all periods to and including the end of Borrower's Fiscal Year in 2004.  For purposes of this Section 1.26, (x) cash distributions received from affiliates calculated for each Fiscal Quarter shall include, but without duplication in the following Fiscal Quarter, those distributions received from affiliates up to and including the last day of the month in which such Fiscal Quarter ends; and (y) the results of operations of National Beef shall not be included in any calculations required, notwithstanding any provision of GAAP to the contrary.

1.62        Maturity Date:  July 1, 2011.

1.106      Net Worth:  means the amount of Borrower's total assets (based on Borrower's results as determined in accordance with GAAP but prior to consolidation with National Beef) less Borrower's total liabilities (based on Borrower's results as determined in accordance with GAAP but prior to consolidation with National Beef); provided that for the purposes of Subsection 12.19.3, no part of the assets or liabilities of National Beef shall be included in the determination of Borrower's Net Worth, notwithstanding any provision of GAAP to the contrary.

1.123      Working Capital:  means the excess of Current Assets over Current Liabilities; provided that (a) for all periods commencing on the day after the last day of Borrower's Fiscal Quarter which ends in February of 2004 and continuing through all periods to and including the end of Borrower's Fiscal Year in 2004, the current portion of Funded Debt attributable to Debt in respect of Advances, shall be deemed to be $1,040,927.00 for the purposes of determining the amount of Borrower's Working Capital at any time during such period; and (b) for the purposes of Subsection 12.19.1, all determinations shall be made based on Borrower's results as determined in accordance with GAAP but prior to consolidation with National Beef.  In addition, for the purpose of determining Working Capital, Current Assets will include (x) cash distributions reasonably expected to be received from National Beef during the quarterly reporting period that follows the date of determination of Working Capital; and (y) to the extent not otherwise included in Current Assets, the amount on deposit in the Cash Collateral Account and subject to a first lien security interest in favor of Agent as of the date of determination.

1.127      [Intentionally Omitted]

1.2          The following new Sections are added to Article I reading as follows:

1.130      Conversion Date:  means the date on which Borrower consummates a transaction (or series of transactions) pursuant to which the status of Borrower is changed to a for-profit corporation or limited liability company and Borrower ceases to have the status of a cooperative under Subchapter T of the Code.

1.131      National Beef LLC:   means National Beef Packing Company, LLC, the successor by merger to National Beef.

1.132      Permitted Conversion Transaction:  means any transaction (or series of related transactions) the sole purpose of which is to change the status of Borrower to a for-profit corporation or limited liability company organized under the laws of a state of the United States; provided, however, that (a) immediately prior to and after giving effect to such transaction (or series of related transactions), no Event of Default shall have occurred and be continuing; (b) after giving effect to such transaction (or series of related transactions), 100% of the membership interests of Borrower will be held by Persons who were holders of shares of stock in Borrower immediately prior to such transaction (or series of related transactions); and (c) such transaction (or series of related transactions) is approved by the requisite percentage of the members of Borrower under applicable state law.

Exhibit 10.6

1.133      Senior Notes:  means the 10 ½% Senior Notes in the amount of $160,000,000.00, dated August 6, 2003, issued jointly by National Beef LLC and NB Finance Corp.

1.134      Senior Note Maturity Date:  means August 1, 2011, as it may be extended from time to time by written agreement delivered, and satisfactory in form and content, to the Agent.

1.135      Target Date:  shall have the meaning set forth in Section 9.2.

1.3          Section 6.2 is amended in its entirety to read as follows:

6.2          Principal Payments:  Principal shall be payable in equal quarterly installments of $257,418.14 commencing October 1, 2004 and on the first day of each succeeding January, April, July, and October (or on the next succeeding Business Day in the event the date specified is not a Business Day) to and including the Maturity Date, at which time the entire amount of principal shall be due and payable in full.

1.4          Article 8 is amended in its entirety to read as follows:

Borrower agrees to purchase such equity interests in CoBank ("CoBank Equity Interests") as CoBank may from time to time require in accordance with its bylaws and capital plan as applicable to cooperative borrowers generally; provided however, upon the consummation of a Permitted Conversion Transaction, (a) Borrower's purchase and maintenance of CoBank Equity shall be in accordance with CoBank's bylaws and capital plan as applicable generally to borrowers that are not eligible to hold voting stock in CoBank; (b) such CoBank Equity Interests shall be in the form of non-voting participation certificates; and (c) patronage will be paid on such participation certificates in accordance with CoBank's Loan Based Capital Plan.  Borrower's CoBank Equity Interests (whether presently owned or acquired in the future), including those converted to non-voting participation certificates, shall be revolved in accordance with CoBank's Loan-Based Capital Plan.  In connection with the foregoing, Borrower hereby acknowledges receipt, prior to the execution of this Credit Agreement, of CoBank's bylaws, a written description of the terms and conditions under which the CoBank Equity Interests are issued, CoBank's Loan-Based Capital Plan, CoBank's most recent annual report, and if more recent than CoBank's latest annual report, its latest quarterly report.

1.5          Section 9.2 is amended in its entirety to read as follows:

Exhibit 10.6

9.2          Cash Collateral; Cash Collateral Account.  In the event that  either (a) all amounts owing hereunder and under the Notes and other Loan Documents are not paid in full by a date ("Target Date") no later than ninety (90) days prior to the Senior Notes Maturity Date; or (b) there has been a default under the NB Agreement which is not waived or cured within twenty five (25) days of the occurrence thereof ("Cure Expiration Date"); then  (c) in case (a), Borrower shall, on or before such Target Date, (A) establish an account with the Agent, or with such other financial institution as shall be approved by the Majority Lenders ("Cash Collateral Account"), and  (B) deposit by wire transfer funds into such Cash Collateral Account in an amount equal to not less than the Credit Exposure Amount on such date as determined by the Agent; and (d) in case (b), Borrower shall, within three (3) Business Days after such Cure Expiration Date, (A) establish the Cash Collateral Account, and  (B) deposit by wire transfer funds into such Cash Collateral Account in an amount equal to not less than the Credit Exposure Amount on such date as determined by the Agent, and (e) in connection with establishing the Cash Collateral Account under either clause (c) or (d), take such action, including the execution and delivery (and, where requested, obtaining the execution thereof by third parties) of security agreements, Control Agreements, financing statements, and/or such other documents as the Agent may require, in order to grant to the Agent, on behalf of the Syndication Parties, a first priority lien security interest in such Cash Collateral Account and the funds and other assets on deposit therein as security for the payment and performance of all obligations of Borrower to Agent, to CoBank (including but not limited to all obligations of Borrower under Article 8 hereof and under any agreement entered into by and between Borrower and CoBank pursuant to, or in furtherance of the purposes and requirements of, Section 5.4 hereof) and to the Syndication Parties, including but not limited to principal and interest under the Notes, purchases of CoBank Equity Interests, fees, Funding Losses, reimbursements, and all other Bank Debt or obligations under any of the Loan Documents.  Notwithstanding any of the foregoing provisions, Borrower shall not be required to deposit in the Cash Collateral Account at any time an amount in excess of the Credit Exposure Amount.

1.6          Section 10.1 is amended in its entirety to read as follows:

10.1        Organization, Good Standing, Etc..  Borrower:  (a) is duly organized, validly existing, and in good standing under the laws of its state of incorporation; (b) at all times prior to the Conversion Date qualifies as a cooperative association under the laws of its state of incorporation, and on and after the Conversion Date is a corporation duly incorporated and existing in good standing under the laws of the State of Delaware; (c) is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary; and (d) has all requisite corporate and legal power (i) to own and operate its assets and to carry on its business, (ii) to enter into and perform the Loan Documents to which it is a party, (iii) to acquire the NB Interest for the Purchase Price, and (iv) to enter into the Purchase Agreement, the Delivery Agreements and the NB Agreement.

1.7          Section 10.16 is amended in its entirety to read as follows:

10.16      Fiscal Year.  Each fiscal year of Borrower ends on the last Saturday in August of each calendar year and begins on the following day.

1.8          Subsections 12.2.10 and 12.2.11 are amended in their entirety to read as follows:

12.2.10  Default Under Delivery Agreements or NB Agreement.  As soon as the existence of any event of default or occurrence becomes known to Borrower which, with the giving of notice or the lapse of time, or both, would become an event of default under (a) any of the Delivery Agreements or (b) the NB Agreement, Borrower shall promptly give Agent written notice of such event of default or occurrence, the nature and status thereof, and the action being taken or proposed to be taken with respect thereto; provided that no report shall be required under subpart (a) of this Subsection so long as the total number of cattle subject to those Delivery Agreements as to which all such events of default or occurrences which, with the giving of notice or the lapse of time, or both, would become an event of default, exist does not at any time exceed, in the aggregate, twenty-five percent (25%) of the number of cattle which Borrower is required, at such time, to deliver under the NB Agreement.

12.2.11  Additional Information.  With reasonable promptness:  (a) copies of all communications which Borrower receives or initiates from or to any counterparty which in any way discuss or relate to nonperformance of any such counterparty to (i) any of the Delivery Agreements or (ii) the NB Agreement; (b) such additional financial information or other documentation as Agent may reasonably request; and (c) all financial statements, business reports, projections or forecasts, notices of distributions, or notices of capital calls received by Borrower with respect to National Beef; provided that no report shall be required under subpart (a)(i) of this Subsection so long as the total number of cattle subject to those Delivery Agreements as to which such communications relate does not at any time exceed, in the aggregate, twenty-five percent (25%) of the number of cattle which Borrower is required, at such time, to deliver under the NB Agreement.

Exhibit 10.6

1.9           Section 13.11 is amended in its entirety to read as follows:

13.11      Payment of Dividends.  Borrower shall not, directly or indirectly, declare or pay any dividends on account of any shares of any class of its capital stock now or hereafter outstanding, or set aside or otherwise deposit or invest any sums for such purpose, or redeem, retire, defease, purchase or otherwise acquire any shares of any class of its capital stock (or set aside or otherwise deposit or invest any sums for such purpose) for any consideration other than common stock or apply or set apart any sum, or make any other distribution (by reduction or capital or otherwise) in respect of any such shares or retire capital equities or other written notices of allocation, or make any other distribution or allocation of its earnings, surplus or assets to any holder of stock, allocated equities or other written notices of allocation, or agree to do any of the foregoing; provided that prior to the Conversion Date, Borrower may: (a) refund any Unit Retains and/or pay interest on Unit Retains so long as such interest payments are treated as expenses to be deducted from income in the calculation of the Debt Service Coverage Ratio; (b) distribute patronage-sourced earnings annually in the form of cash and qualified written notices of allocation, so long as the cash portion is the minimum amount required to qualify the distribution as a deductible patronage distribution for federal income tax purposes, and such written notices constitute equity and not debt; (c) during any fiscal year of Borrower retire written notices of allocation issued during any previous fiscal year, and (d) redeem or retire the interests of retiring and/or terminated members, and provided further that (e) on and after the Conversion Date, so long as Borrower is treated as a partnership for tax purposes, Borrower shall be entitled to make distributions to its members on account of the federal and state income taxes that would be assessed to such members based on Borrower's income, provided that the aggregate amount of all such distributions in any calendar year may not exceed the amount of such income which would be taxable to such members for such calendar year, multiplied by the maximum applicable state and federal income tax rate for the calendar year in which taxed, and (ii) without duplication of any amount included within clause (e)(i), equal to the amount, up to an aggregate of $2,000,000.00 in distributions under this clause (e)(ii) for all members, of federal and state income taxes that would be assessed to such member on account of the transfer of assets and liabilities occurring in connection with the Permitted Conversion Transaction; so long as, in the case of (a), (b), (c), (d) and/or (e), Borrower will, after taking into account any such payments, satisfy the requirements of Section 12.19 hereof as of the end of the Quarter during which such payments or refunds will be made.

1.10        A new Section 13.15 is added reading as follows:

13.15      Permitted Conversion Transaction.  Notwithstanding any provision herein which may be construed to the contrary, Borrower may, upon prior written notice to the Agent, enter into a Permitted Conversion Transaction, so long as (i) there is no Default or Event of Default, (ii) Borrower is the surviving entity or (iii) if Borrower is not the surviving entity, the Agent shall have received from Borrower (survivor) at the time of the completion of such Permitted Conversion Transaction and in form and substance satisfactory to the Agent (A) a ratification and confirmation of Borrower's obligations hereunder and under the other Loan Documents, (B) such other documents (including, without limitation, UCC financing statements) as the Agent may reasonably request, (C) an opinion of counsel, acceptable to the Agent, including confirming (1) the due organization of Borrower, (2) consummation of the merger, and (3) that the Loan Documents to which Borrower is a party are in full force and effect and covering such other matters as the Agent may reasonably request, (D) evidence that Borrower has obtained all consents that may be required under the Senior Notes or otherwise, (E) evidence of the surviving entity's appointment of an agent for service as required hereunder; and (F) evidence that the Liens on the Collateral are first priority perfected Liens as required by the Collateral Documents.  Upon consummation of a Permitted Conversion Transaction and satisfaction of the requirements of this Section, Sections 12.3 and 13.13 shall be automatically deleted.

Exhibit 10.6

 1.11         Clause (j) of Section 15.1 is amended in its entirety to read as follows:

(j)            The occurrence of an event of default under any Delivery Agreement (if the total number of cattle to be delivered on an annual basis under all Delivery Agreements as to which an event of default exists at any time exceeds, in the aggregate, twenty-five percent (25%) of the number of cattle which Borrower is required, at such time, to deliver under the NB Agreement), not cured within ten (10) days thereof.

                 1.12        Exhibit 1.22 is replaced by Exhibit 1.22 attached hereto.

2.             Waiver.

2.1          In the event that at any time prior to the Effective Date of this Fifth Amendment Borrower was in default under Section 15.1(j) of the Credit Agreement with respect to events of default under Delivery Agreements, the Administrative Agent, on behalf of the Syndication Parties, waives such default, whether known or unknown.  No waiver is granted with respect to any violation of said Section 15.1(j) occurring any time after the Effective Date of this Fifth Amendment.

2.2          The waivers set forth above in Section 2.1 shall not be construed as an indication or agreement that the Administrative Agent would grant, or the Syndication Parties would consent to, any other waiver, whether similar or dissimilar thereto, in the future.  No waiver is granted with respect to (a) any provisions of Section 15.1 other than as expressly set forth above in Section 2.1 of this Fifth Amendment, or (b) any violation by Borrower of any other provision of the Credit Agreement.

3.             Conditions to Effectiveness of this Fifth Amendment.  The effectiveness of this Fifth Amendment is subject to satisfaction, in Agent's sole discretion, of each of the following conditions precedent:

3.1          Representations and Warranties.  The representations and warranties of Borrower shall be true and correct in all material respects on and as of the Effective Date as though made on and as of such date.

3.2          No Event of Default.  No Event of Default shall have occurred and be continuing under the Credit Agreement as of the Effective Date of this Fifth Amendment.

3.3          Amendment Fee and Costs and Expenses.  Borrower shall have paid to Agent an amendment fee in the amount of $5,000.00, and shall have reimbursed Agent for all of its costs and expenses incurred in connection with this Fifth Amendment, including attorney's fees to Agent's counsel.

4.             General Provisions.

4.1          No Other Modifications.  The Credit Agreement, as expressly modified herein, shall continue in full force and effect and be binding upon the parties thereto.

4.2          Successors and Assigns.  This Fifth Amendment shall be binding upon and inure to the benefit of Borrower and Agent, and their respective successors and assigns, except that Borrower may not assign or transfer its rights or obligations hereunder.

4.3          Definitions.  Capitalized terms used, but not defined, in this Fifth Amendment shall have the meaning set forth in the Credit Agreement.

Exhibit 10.6

 4.4          Severability.  Should any provision of this Fifth Amendment be deemed unlawful or unenforceable, said provision shall be deemed several and apart from all other provisions of this Fifth Amendment and all remaining provisions of this Fifth Amendment shall be fully enforceable.

4.5          Governing Law.  To the extent not governed by federal law, this Fifth Amendment and the rights and obligations of the parties hereto shall be governed by, interpreted and enforced in accordance with the laws of the State of Colorado.

4.6          Headings.  The captions or headings in this Fifth Amendment are for convenience only and in no way define, limit or describe the scope or intent of any provision of this Fifth Amendment.

4.7           Counterparts.  This Fifth Amendment may be executed in any number of counterparts and by different parties to this Fifth Amendment in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Copies of documents or signature pages bearing original signatures, and executed documents or signature pages delivered by telefax or facsimile or by e-mail transmission of an Adobeâ file format document (also known as a PDF file), shall, in each such instance, be deemed to be, and shall constitute and be treated as, an original signed document or counterpart, as applicable.  Any party delivering an executed counterpart of this Fifth Amendment by telefax or telefacsimile, or by e-mail transmission of an Adobe file format document also shall deliver an original executed counterpart of this Fifth Amendment, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Fifth Amendment.

[Signatures Follow on Next Page]

Exhibit 10.6

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Amendment to Credit Agreement and Waiver to be executed as of the Effective Date.

BORROWER:

U.S. PREMIUM BEEF, LLC, a limited liability company formed under the laws of the State of Delaware

By:    /s/ Steven D. Hunt

Name: Steven D. Hunt
Title: Chief Executive Officer

AGENT:

COBANK, ACB

By:    /s/ Jeff Liggett

Name: Jeff Liggett
Title: Assistant Vice President, Corporate Finance Division

SYDICATION PARTY:

COBANK, ACB

By:    /s/ Jeff Liggett

Name: Jeff Liggett
Title: Assistant Vice President, Corporate FinanceDivision

Exhibit 10.6

EXHIBIT 1.22
to Credit Agreement

COMPLIANCE CERTIFICATE

U.S. Premium Beef, LLC.
12200 North Ambassador Drive
Kansas City, Missouri 64163

_________ __, 200_

CoBank, ACB
5500 South Quebec Street
Greenwood Village, Colorado 80111

Attn:  Jeff Liggett

Dear Gentlemen:

As required by Subsections 12.2.1 and 12.2.2 of that certain Credit Agreement (as amended, the "Loan Agreement") dated as of November 25, 1997, by and between U.S. Premium Beef, LLC. ("Company") and CoBank, ACB, for its own benefit and, in its role as Agent, for the benefit of the present and future Syndication Parties ("CoBank"), a review of the activities of the Company for the [Fiscal Quarter ending _____________, 200__] or [fiscal year ending August __, 200__] (the "Fiscal Period") has been made under my supervision with a view to determine whether the Company has kept, observed, performed and fulfilled all of its obligations under the Loan Agreement and all other agreements and undertakings contemplated thereby, and to the best of my knowledge, and based upon such review, no event has occurred which constitutes, or which with the passage of time or service of notice, or both, would constitute, an Event of Default or a Potential Default as defined in the Loan Agreement.

As of the last day of the Fiscal Period:

(a) the Company's Debt Service Coverage Ratio (as that term is defined in the Loan Agreement) was ___:  1;

(b) the Company's Working Capital (as that term is defined in the Loan Agreement) was $_____________;

(c) the Company's Net Worth (as that term is defined in the Loan Agreement) was $_____________.

A detailed demonstration of the calculation of such ratio and amounts as of such day is attached hereto as Exhibit A.

Very truly yours,

U.S. Premium Beef, LLC.

By:

Name: